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Exhibit 2

Stock Purchase Agreement

    This Agreement is entered into on November 29, 2001, between James T. Munn ("Seller") and Ridgestone Corporation ("Buyer").

1.
Sale of Shares.  At the Closing Date (as defined below), Seller shall sell, transfer and deliver to Buyer, and Buyer shall purchase from Seller, seventy-five thousand nine hundred twenty (75,920) shares (the "Shares") of common stock of Pacer Technology, a California corporation (the "Company"), for a purchase price per share of $4.75 (all subject to proportionate adjustment in the event of any stock split, stock dividend, recapitalization, reorganization, cash dividend or distribution or the like affecting the Shares).

2.
Closing.  The sale and purchase of the Shares shall be consummated at Buyer's offices at 10877 Wilshire Blvd., Suite 2000, Los Angeles, California on January 31, 2002 (or such other date as Buyer and Seller shall mutually agree) at ten o'clock, a.m., by delivery to Buyer of certificates for the Shares duly endorsed for assignment and transfer, or accompanied by duly executed stock powers, with signatures guaranteed by a bank or trust company or otherwise approved by Buyer, against payment by cashier's check by Buyer of the full purchase price for the Shares. The time of delivery and payment is herein called the "Closing Date".

3.
Representations, Warranties and Covenants.  Seller represents and warrants to, and covenants with, Buyer, and this Agreement is made in reliance on the following:

a.
Seller owns beneficially and of record the Shares.

b.
Seller has good, marketable and indefeasible title to and full power of disposition over and has full right to sell and transfer to Buyer the Shares.

c.
The Shares are free of all liens, claims, debts or other encumbrances, and shall be free of all such liens, claims debts or other encumbrances upon their transfer to Buyer under this Agreement. At no time prior to the Closing Date will Seller take any action, or refrain from taking any action, where the effect of so doing will prevent or disable Seller from delivering the Shares to Buyer.

d.
The Shares are freely tradable and not restricted stock under the Securities Act of 1933, as amended, or its regulations.

e.
In the event of any shareholder vote, action by written consent of shareholders or other vote or consent taken by or on behalf of the shareholders of the Company prior to the Closing Date, Seller shall vote or cause the shares to be voted in accordance with the written instructions of Buyer.

4.
Conditions of Buyer's Obligations.  Buyer's obligation to purchase the Shares from Seller is subject to the condition that the representations and warranties of Seller contained in paragraph 3 hereof shall be true as of the Closing Date.

5.
Miscellaneous.  This Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the heirs, administrators, executors and assigns of Seller and Buyer. This Agreement shall be governed by the laws of the State of California. Time is of the essence herein. Seller acknowledges that the Shares are a unique asset and that money damages would not be an adequate remedy for breach of this Agreement and that Buyer shall be entitled to specific performance or other equitable relief without the obligation of posting a bond, in addition to any other remedies. This Agreement may be executed in counterparts, but all such counterparts shall constitute one and the same agreement. This Agreement contains the entire agreement of the parties hereto, and supersedes any prior written or oral agreements between them concerning the subject matter hereof. This is an integrated document.

    IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto on the date first above written.

"SELLER"		"BUYER"
RIDGESTONE CORPORATION
By:	/s/ JAMES T. MUNN	By:	/s/ D. STEPHEN ANTION
Name:	James T. Munn	Name:	D. Stephen Antion
		Title:	President